UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

On December 21, 2022, Mingzhu Logistics Holdings Limited (the “Purchaser”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Feipeng Global Limited (the “Feipeng”), and each of shareholders of Feipeng (collectively, the “Sellers”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Purchaser agreed to effect an acquisition of Feipeng by acquiring from the Sellers 100% of the outstanding equity interests of the Feipeng.

On December 21, 2021, the Parties completed the transaction. Upon the closing of the transaction, the Purchaser acquired 100% shares outstanding of the Feipeng, and the Company paid $9,550,000 to the Sellers. The Earnout Payment of $4,990,436 shall be paid to the Sellers in the form of new issued ordinary shares of the Purchaser if Feipeng’s Net Income for the calendar year 2023 is equal to or greater than U.S. $2,400,000.

On December 21, 2022, the Company issued a press release announcing the entry into an agreement to acquire Feipeng. A copy of the press release issued by the Company is attached hereto as Exhibit 99.1.

On December 22, 2022, the Company issued a press release announcing the development of the execution of its cooperation agreement with Xinjiang Tianfu Yitong Supply Chain Management Co., Ltd. A copy of the press release issued by the Company is attached hereto as Exhibit 99.2.

On December 23, 2022, the Company issued a press release announcing the Letter of Intent (the “LOI”) with Shenzhen Kameng Automobile Sales and Services Co., Ltd. (the “Kameng”), an authorized dealer of Dongfeng Liuzhou Automobile Co., Ltd. Based on the LOI, Mingzhu shall purchase 700 hydrogen fuel cell vehicles from Kameng. A copy of the press release issued by the Company is attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: December 23, 2022	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description

10.1	Share Purchase Agreement, dated as of December 21, 2022, by and among Mingzhu Logistic Holdings Limited, Feipeng Global Limited and the sell named therein.
10.2	Non-Competition and Non-Solicitation Agreement.
99.1	Press Release dated December 21, 2022.
99.2	Press Release dated December 22, 2022.
99.3	Press Release dated December 23, 2022.

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